Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2015	2014
Earnings:
Income before income taxes	$2,018	$1,366
Add:
Interest and other fixed charges, excluding capitalized interest	6	13
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	50	49
Distributed income of investees accounted for under the equity method	2	2
Amortization of capitalized interest	1	1
Less:
Equity in earnings of investments accounted for under the equity method	3	4
Total earnings available for fixed charges	$2,074	$1,427
Fixed charges:
Interest and fixed charges	$16	$19
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	50	49
Total fixed charges	$66	$68
Ratio of earnings to fixed charges	31.42x	20.98x

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